

Mail Stop 3720

April 26, 2007

Via U.S. Mail and Fax (514) 398-9313

Mr. Michael J. Sabia
President and Chief Executive Officer
BCE Inc.
1000 rue de La Gauchetiere Ouest, Bureau 3700
Montreal, Quebec Canada H3B 4Y7

      RE: BCE Inc.
              Form 40-F for the year ended December 31, 2006
              Filed March 14, 2007
              File No. 1-8481

Dear Mr. Sabia:

      We have reviewed your Form 40-F and have the following comment. We have limited our review to the issue addressed in our comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2006

      We note your disclosure regarding your adoption of Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). We further note that, pursuant to SAB 108, you corrected errors in your accounting for the capitalization of borrowing costs and accounting for embedded derivatives and available-for-sale investments by recording an increase in your retained earnings balance as of January 1, 2006 under U.S. GAAP by $328 million for the errors related to the capitalization of borrowing costs and reducing your other comprehensive income by $110 million for 2005, accumulated other comprehensive loss by $110 million at December 31, 2005 and decreasing shareholders' equity by $84 million at December 31, 2005 for the correction of accounting for embedded derivatives and available-for-sale investments.

The SAB 108 transition provisions provide for a cumulative effect adjustment for errors determined to be immaterial in prior periods under an issuer's previous and properly applied methodology, and after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108. SAB 99 notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors. Based on your facts and circumstances, and given the subject matter of the review, it is unclear whether the use of the one-time cumulative effect adjustment permitted by SAB 108 is appropriate.

Please provide your annual SAB 99 materiality analysis explaining how you determined that each of the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors.

* * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response, as well as any filing made in response to this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all

Mr. Michael J. Sabia
BCE Inc.
April 26, 2007
Page 3

information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire DeLabar at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director